CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary


03024403

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

July 2, 2003

United States Securities
and Exchange Commission
Washington, D.C. 20549


PROCESSING
JUL 09 2003
SECTION

Dear Sirs:

Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/encls.)

j:\mjk\ltrs\sec-ltr.doc

CI Funds

82-4994



FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Funds reports strong asset growth, improving sales in May

TORONTO (June 2, 2003) – CI Fund Management Inc. today reported that the assets and sales of its wholly owned subsidiary, CI Mutual Funds Inc., continued to strengthen in May.

CI's mutual and segregated fund assets rose by 2.5% to $28.6 billion, the second straight month of growth. Over April and May, CI's mutual and segregated fund assets grew by 5.7% or $1.5 billion. CI's total fee-earning assets at May 31, 2003, were $33.1 billion, up 2.2% from a month earlier and up 5.9% from the end of March.

During May, CI had net redemptions of $26 million, representing a significant improvement from previous months. In addition, there were only $5 million in net redemptions from CI's long-term funds, with $21 million coming from money market funds.

"This growth reflects the gains in world equity markets over the last two months, and the strong performance by a number of portfolio managers across CI's broad lineup of funds," said Stephen A. MacPhail, Executive Vice-President, Chief Operating Officer and Chief Financial Officer of CI Fund Management Inc.

For example, CI Value Trust Fund, managed by Bill Miller of Legg Mason Funds Management, Inc. of Baltimore, continues to outperform. That fund has exceeded the benchmark S&P 500 Index by about 8.4 percentage points for the year-to-date. Meanwhile, Landmark American Fund, managed by Derek Webb of Webb Capital Management LLP, has outperformed the index by 7.9 percentage points.

The BPI Opportunities hedge funds, managed by BPI Global Asset Management LLP, have also made strong gains for the year-to-date. BPI Global Opportunities III Fund has outperformed the MSCI World Index by more than 15 percentage points, while BPI American Opportunities Fund has beat the S&P 500 by more than 13 percentage points. In addition, Altrinsic Opportunities Fund, a hedge fund managed by John Hock of Altrinsic Advisors, LLC, has outperformed the global index by 8.9 percentage points.

In other developments in May, CI renewed its normal course issuer bid, which allows CI to repurchase for cancellation up to 11,775,235 shares, representing 5% of its outstanding shares at May 22, 2003. Mr. MacPhail noted that, over the last 12 months, CI repurchased the maximum number of shares under its previous normal course issuer bid – making it one of the few companies to actually maximize its share buyback plan.

May 31 also marked the end of CI's 2003 fiscal year. CI plans to release its results for the

fourth quarter and the fiscal year on July 15, 2003.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned investment management company with the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible global funds, segregated funds and hedge funds. CI is on the Web at www.cifunds.com.

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For further information, contact:
Stephen A. MacPhail
Executive Vice-President,
Chief Operating Officer and Chief Financial Officer
CI Fund Management Inc.
Tel.: 416-364-1145



Pour diffusion immédiate **Symbole TSX : CIX**

Fonds CI annonce une amélioration des ventes et une augmentation des actifs en mai

TORONTO (2 juin 2003) – CI Fund Management Inc. a annoncé aujourd'hui que les actifs et les ventes de sa filiale en propriété exclusive, CI Mutual Funds Inc., continuaient à se raffermir en mai.

Les actifs des fonds communs de placement et des fonds distincts CI ont augmenté de 2,5 % à 28,6 milliards de dollars, le deuxième mois consécutif de croissance. Au cours d'avril et mai, les actifs des fonds communs de placement et des fonds distincts ont eu une croissance de 5,7 % ou 1,5 milliards de dollars. Le total des actifs rapportant des commissions s'élevait à 33,1 milliards de dollars au 31 mai 2003, soit une augmentation de 5,9 % par rapport à la fin mars.

Durant le mois de mai, CI a affiché des rachats nets de 26 millions de dollars, représentant une amélioration considérable par rapport aux mois précédents. En outre, les fonds à long terme n'affichaient que 5 millions de dollars en rachats nets, avec 21 millions de dollars provenant des fonds de marché monétaire.

"Cette croissance reflète des gains dans les marchés boursiers mondiaux des deux derniers mois et d'excellents résultats provenant de plusieurs gestionnaires de portefeuille à travers la gamme de fonds" a déclaré Stephen A. MacPhail,vice-président à la direction, chef de l'exploitation et chef des finances de CI Fund Manangement Inc.

Par exemple, le Fonds de valeur de fiducie CI, géré par Bill Miller de Legg Mason Funds Management Inc. de Baltimore, continue de surclasser. Ce Fonds a surpassé son indice de référence, l'indice S&P 500, d'environ 8,4 points de pourcentage pour l'année glissante. Dans le même temps, le Fonds américain Landmark, géré par Derek Webb de Webb Capital Management LLP, a surclassé l'indice par 7,9 points de pourcentage.

Les fonds de couvertures d'occasions BPI, gérés par BPI Global Asset Management LLP, ont aussi affiché de forts gains sur l'année glissante. Le Fonds mondial d'occasions d'investissement BPI III a surclassé l'indice MSCI Monde de 15 points de pourcentage, alors que le Fonds américain d'occasions d'investissement BPI a battu le S&P 500 par plus de 13 points de pourcentage. De plus, le Fonds d'occasions d'investissement Altrinsic, un fonds de couverture géré par John Hock d'Altrinsic Advisors, LLC, a surclassé l'indice mondial par 8,9 points de pourcentage.

Au chapitre des autres nouvelles de mai, CI a renouvelé son cours acheteur normal, qui lui a permis de rétrocéder les annulations jusqu'à 11 775 235 d'actions, soit 5 % des actions en circulation au 22 mai 2003. M. MacPhail a noté qu'au cours des 12 derniers

mois, CI a rétrocédé le nombre d'actions maximum compte tenu de son cours acheteur normal précédent - ce qui en fait l'une des quelques sociétés à maximiser son plan de rachat.

Le 31 mai a aussi été la fin de l'année fiscale 2003 de CI. CI planifie de diffuser ses résultats pour le quatrième trimestre et pour l'année fiscale le 15 juillet 2003.

CI Fund Management Inc. (TSX : CIX) est une société de gestion indépendante, sous contrôle canadien, qui offre le plus vaste choix de fonds de placement de la profession, y compris des fonds communs, des fonds spécifiques à un secteur d'activité, des fonds mondiaux 100 % admissibles aux REER, des fonds distincts et des fonds de couverture. CI a un site web à l'adresse www.cifunds.com.

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Pour de plus amples renseignements, communiquez avec :
Stephen A. MacPhail
Vice-président à la direction,
Chef de l'exploitation et chef des finances
CI Fund Management Inc.
Tél.: 416 364-1145



TSX Symbol: CIX **FOR IMMEDIATE RELEASE**

CI Funds announces proposal to merge 30 mutual funds

TORONTO (June 11, 2003) – CI Mutual Funds Inc. ("CI") today announced plans to streamline its mutual fund lineup by merging funds with similar mandates. The mergers are subject to unitholder and regulatory approval.

"Our goal is to simplify our lineup by reducing duplication and to maximize the efficiency of our funds for unitholders by creating larger funds, so that the operating costs are spread over larger asset bases," said Peter W. Anderson, CI President. "At the same time, we will continue to offer one of the broadest selections of funds within the Canadian industry."

Under the proposal, 30 CI funds (the "terminating funds") will be merged into other funds (the "continuing funds"). They are:

Terminating Fund	Continuing Fund
CI Mid-Term Bond Fund	CI Canadian Bond Fund
CI Dividend Fund	Signature Dividend Fund
Signature Dividend Income Fund	Signature Dividend Fund
CI International Bond RSP Fund	CI Global Bond RSP Fund
CI Diversified Fund	Harbour Growth & Income Fund
CI Global Telecommunications Sector Fund	CI Global Technology Sector Fund*
CI Global Telecommunications RSP Fund	CI Global Technology RSP Fund**
Clarica Short Term Bond Fund	CI Short-Term Bond Fund
Clarica Bond Fund	CI Canadian Bond Fund
Clarica Income Fund	Clarica Premier Bond Fund
Clarica Money Market Fund	CI Money Market Fund
Clarica Diversifund 40	Clarica Canadian Diversified Fund
Clarica Conservative Balanced Fund	Clarica Canadian Diversified Fund
Clarica Growth Fund	Clarica Alpine Growth Equity Fund
Clarica Equifund	Clarica Canadian Blue Chip Fund
Clarica US Growth Equity Fund	CI Value Trust Sector Fund
Clarica Premier American Fund	CI Value Trust Sector Fund
Clarica Amerifund	CI American Value Fund
Clarica Asia & Pacific Rim Equity Fund	CI Pacific Fund
Clarica Alpine Asian Fund	CI Pacific Fund
Clarica Premier Emerging Markets Fund	CI Emerging Markets Fund
Clarica European Equity Fund	CI European Fund
Clarica Global Science & Technology Fund	CI Global Technology Sector Fund*
Clarica RSP U.S. Equity Index Fund	CI American Value RSP Fund
Clarica RSP International Index Fund	CI International Value RSP Fund

Clarica RSP European Index Fund	CI European RSP Fund
Clarica RSP U.S. Technology Index Fund	CI Global Technology RSP Fund**
Clarica RSP Japanese Index Fund	CI Japanese RSP Fund
Clarica Canadian Equity Index Fund	Signature Select Canadian Fund
Clarica Bond Index Fund	CI Canadian Bond Fund

**To be renamed CI Global Science & Technology Sector Fund*
***To be renamed CI Global Science & Technology RSP Fund*

Investors in the terminating funds are being asked to vote on the proposals at special meetings scheduled for August 27, 2003. If approved, the mergers will take effect on or about August 29, 2003.

Although these mergers will change the underlying funds of a number of segregated funds, the investment mandates of those funds will remain unchanged and the contracts of the segregated fund investors will not be affected.

CI is a wholly owned subsidiary of CI Fund Management Inc., an independent, Canadian-owned investment management firm with approximately $33.1 billion in fee-earning assets as of May 31, 2003. It has the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible funds, multi-manager funds, segregated funds and hedge funds. CI is on the Web at www.cifunds.com.

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For further information please contact:
Peter W. Anderson
President
CI Mutual Funds Inc.
Tel.: (416) 364-1145



Symbole TSX : CIX **Pour diffusion immédiate**

Fonds CI annonce la proposition de fusionner 30 fonds communs de placement

TORONTO (11 juin 2003) – CI Mutual Funds Inc. (« CI ») a annoncé aujourd'hui sa décision de rationaliser sa gamme de fonds communs de placement en fusionnant les fonds possédant des mandats similaires. Ces fusions doivent être approuvées par les détenteurs de parts et les organismes de réglementation.

« Notre objectif est de simplifier notre gamme en réduisant la duplication des fonds et en maximisant leur efficacité pour les détenteurs de parts et ceci, en créant des fonds plus importants afin d'étaler les frais d'exploitation sur des actifs plus importants », a déclaré Peter W. Anderson, président de CI. « En même temps, nous continuerons d'offrir l'un des plus vastes choix de fonds dans l'industrie canadienne ».

Selon la proposition, 30 fonds CI (les « fonds clôturés ») seront fusionnés dans d'autres fonds (les « fonds prorogés »). Ces fonds sont :

Fonds clôturé	**Fonds prorogé**
Fonds d'obligations à moyen terme CI	Fonds d'obligations canadiennes CI
Fonds de dividendes	Fonds de dividendes Signature
Fonds de revenu de dividendes Signature	Fonds de dividendes Signature
Fonds RER d'obligations internationales CI	Fonds RER d'obligations mondiales CI
Fonds de placements diversifiés CI	Fonds de revenu et de croissance Harbour
Fonds secteur télécommunications mondiales CI	Fonds secteur technologies mondiales CI*
Fonds RER télécommunications mondiales CI	Fonds RER technologies mondiales CI**
Fonds d'obligations à court terme Clarica	Fonds d'obligations à court terme CI
Fonds d'obligations Clarica	Fonds d'obligations canadiennes CI
Fonds à revenu Clarica	Fonds supérieur d'obligations Clarica
Fonds Clarica du marché monétaire	Fonds marché monétaire CI
Diversifonds Clarica 40	Fonds diversifié canadien Clarica
Fonds équilibré conservateur Clarica	Fonds diversifié canadien Clarica
Fonds de croissance Clarica	Fonds d'actions de croissance Alpin Clarica
Varifonds Clarica	Fonds sécurité canadien Clarica
Fonds d'actions américaines de croissance Clarica	Fonds secteur valeur de fiducie CI
Fonds supérieur américain Clarica	Fonds secteur valeur de fiducie CI
Amérifonds Clarica	Fonds de valeur américaine CI
Fonds d'actions Asie-Pacifique Clarica	Fonds Pacifique CI
Fonds asiatique Alpin Clarica	Fonds Pacifique CI
Fonds supérieur marchés émergents Clarica	Fonds marchés nouveaux CI

Fonds d'actions européennes Clarica	Fonds européens CI
Fonds Science & technologie mondiales Clarica	Fonds secteur technologies mondiales CI*
Fonds indiciel d'actions américaines RER Clarica	Fond RER de valeur américaine CI
Fonds indiciel international RER Clarica	Fonds RER de valeur internationale CI
Fonds indiciel européen RER Clarica	Fonds RER européen CI
Fonds indiciel américain de technologie RER Clarica	Fonds RER technologies mondiales CI**
Fonds indiciel japonais RER Clarica	Fonds RER japonais CI
Fonds indiciel d'actions canadiennes Clarica	Fonds canadien sélect Signature
Fonds indiciel d'obligations Clarica	Fonds d'obligations canadiennes CI

**Sera renommé Fonds secteur science & technologie mondiales CI*
***Sera renommé Fonds RER science & technologie mondiales CI*

Les investisseurs des fonds clôturés sont requis de voter sur les propositions lors de la réunion spéciale qui aura lieu le 27 août 2003. Si elles sont approuvées, les fusions entreront en vigueur le 29 août 2003.

Bien que les fusions changeront les fonds sous-jacents de certains fonds distincts, leurs mandats de placement resteront les mêmes et les contrats des investisseurs des fonds distincts ne seront pas affectés.

CI est une filiale en propriété exclusive de CI Fund Management Inc. qui est une société de gestion de placements indépendante, sous contrôle canadien, qui gérait 33,1 milliards d'actifs rapportant des commissions au 31 mai 2003. Elle offre le plus vaste choix de fonds de placement de la profession, y compris des fonds communs, des fonds spécifiques à un secteur d'activité, des fonds 100 % admissibles aux REER, des fonds multi-gestionnaires, des fonds distincts et des fonds de couverture. CI a un site web à l'adresse www.cifunds.com.

-30-

Pour de plus amples renseignements, veuillez communiquer avec :
Peter W. Anderson
Président,
CI Mutual Funds Inc.
Tél.: (416) 364-1145



TSX Symbol: CIX **FOR IMMEDIATE RELEASE**

CI proposes to merge Insight® pools with similar mutual funds

TORONTO (June 11, 2003) – CI Mutual Funds Inc. ("CI") today announced a proposal to merge its 15 Insight® Program pools into similar mutual funds. The mergers are subject to unitholder and regulatory approval.

The proposed changes are designed to streamline and improve the overall efficiency of CI's Insight Program by combining the pool assets with those of existing CI mutual funds. Under the proposal, unitholders in the Insight pools will be issued new "Class W" units in the mutual funds that maintain their current fee structure. The pools are being merged into mutual funds with the same investment mandates with similar investment styles and, in all cases but one, the same investment managers.

"Combining the pool assets with existing mutual funds allows us to simplify the Insight Program without compromising quality," said CI President Peter W. Anderson. "Working with their financial advisers, Insight investors will continue to receive the same level of sophisticated management, support and analysis that is the foundation of the program."

Insight is a comprehensive investment management solution that offers investors a wide range of benefits, including a personalized investment strategy, access to multiple asset classes and investment styles, regular portfolio rebalancing and detailed performance evaluation. The fee-based program is offered to clients through financial advisers.

The details of the proposed consolidation are as follows:

Terminating Insight Pool	Continuing Mutual Fund
Insight Canadian Value Pool	CI Canadian Investment Fund
Insight Canadian Growth Pool	Landmark Canadian Fund
Insight Canadian Dividend Growth Pool	Signature Select Canadian Fund
Insight Canadian Small Cap Pool	CI Explorer Fund
Insight U.S. Value Pool	CI American Value Fund
Insight U.S. Growth Pool	CI American Growth Fund
Insight International Value Pool	CI International Value Fund
Insight International Growth Pool	CI International Fund
Insight Global Equity Pool	CI Global Fund
Insight Global Equity RSP Pool	CI Global RSP Fund
Insight Global Small Cap Pool	CI Global Small Companies Fund
Insight Canadian High Yield Income Pool	Signature Corporate Bond Fund
Insight Canadian Fixed Income Pool	CI Canadian Bond Fund
Insight Global Fixed Income Pool	CI Global Bond Fund
Insight Money Market Pool	CI Money Market Fund

Investors in the pools are being asked to vote on the proposals at special meetings scheduled for August 27, 2003. If approved, the mergers will take effect on or about August 29, 2003.

CI is a wholly owned subsidiary of CI Fund Management Inc., an independent, Canadian-owned investment management firm with approximately $33.1 billion in fee-earning assets as of May 31, 2003. It has the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible funds, multi-manager funds, segregated funds and hedge funds. CI is on the Web at www.cifunds.com.

-30-

For more information please contact:
Peter W. Anderson
President
CI Mutual Funds Inc.
(416) 364-1145



Symbole TSX : CIX **Pour diffusion immédiate**

CI propose de fusionner les Fonds Prestige® avec des fonds mutuels similaires.

TORONTO (11 juin 2003) – CI Mutual Funds Inc. (« CI ») a annoncé aujourd'hui qu'il faisait une proposition pour fusionner ses 15 fonds du Programme Prestige® dans des fonds mutuels similaires. Ces fusions doivent être approuvées par les détenteurs de parts et les organismes de réglementation.

Les changements proposés sont conçus pour rationaliser et améliorer l'efficacité globale du Programme Prestige de CI en combinant les actifs du Programme avec ceux des fonds mutuels déjà existants. Selon la proposition, les porteurs de parts des Fonds Prestige se feront émettre des parts d'une nouvelle "catégorie W" dans les fonds mutuels pour maintenir leur structure de frais actuelle. Les fonds seront fusionnés avec des fonds mutuels ayant les mêmes mandats de placement, les mêmes styles de placement et, dans tous les cas sauf un, les mêmes gestionnaires de fonds.

« Combiner les actifs des fonds avec des fonds mutuels déjà existants nous permettra de simplifier le Programme Prestige sans en compromettre sa qualité » a déclaré Peter W. Anderson, président de CI. « En travaillant avec leurs conseillers financiers, les épargnants de Prestige continueront à recevoir le même niveau perfectionné de gestion, de support et d'analyse qui a fait la réputation du Programme ».

Le Programme Prestige est une solution intégrale pour la gestion de placements. Il offre aux épargnants un vaste éventail d'avantages, incluant une stratégie de placement personnalisée, l'accès à plusieurs catégories d'actifs et styles de placement, un rééquilibrage régulier du portefeuille et des évaluations de rendements détaillées. Le programme à commission est offert aux clients par l'entremise des conseillers financiers.

Les détails de la proposition sont les suivants :

Fonds Prestige clôturé	**Fonds mutuel prorogé**
Fonds canadien de valeur Prestige	Fonds de placements canadiens CI
Fonds canadien de croissance Prestige	Fonds canadien Landmark
Fonds canadien de croissance de dividendes Prestige	Fonds canadien sélect Signature
Fonds canadien de petites sociétés Prestige	Fonds explorateur CI
Fonds américain de valeur Prestige	Fonds de valeur américaine CI
Fonds américain de croissance Prestige	Fonds de titres de croissance américains CI
Fonds international de valeur Prestige	Fonds de valeur internationale CI
Fonds international de croissance Prestige	Fonds international CI
Fonds d'actions mondial Prestige	Fonds mondial CI
Fonds d'actions mondial RER Prestige	Fonds RER mondial CI

Fonds mondial de petites sociétés Prestige	Fonds mondial de petites sociétés CI
Fonds canadien de revenu à rendement Signature	Fonds d'obligations de sociétés élevé Prestige
Fonds canadien de revenu fixe Prestige	Fonds d'obligations canadiennes CI
Fonds mondial de revenu fixe Prestige	Fonds d'obligations mondiales CI
Fonds de marché monétaire Prestige	Fonds marché monétaire CI

Les épargnants dans le programme sont priés de voter sur les propositions lors de la réunion spéciale qui aura lieu le 27 août 2003. Si elles sont approuvées, les fusions entreront en vigueur le 29 août 2003.

CI est une filiale en propriété exclusive de CI Fund Management Inc., qui est une société de gestion de placements indépendante, sous contrôle canadien, qui gérait 33,1 milliards d'actifs rapportant des commissions au 31 mai 2003. Elle offre le plus vaste choix de fonds de placement de la profession, y compris des fonds communs, des fonds spécifiques à un secteur d'activité, des fonds 100 % admissibles aux REER, des fonds multi-gestionnaires, des fonds distincts et des fonds de couverture. CI a un site web à l'adresse www.cifunds.com.

-30-

Pour de plus amples renseignements, veuillez communiquer avec :
Peter W. Anderson
Président,
CI Mutual Funds Inc.
Tél.: (416) 364-1145

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Web: www.cifunds.com


CI Funds

news release

TSX Symbol: HYB.UN

FOR IMMEDIATE RELEASE
June 16, 2003

DDJ CANADIAN HIGH YIELD FUND ANNOUNCES EXPECTED DISTRIBUTION TO UNITHOLDERS

Toronto, June 16, 2003 - DDJ Canadian High Yield Fund (the "Fund") announced today its expected quarterly distribution to unitholders.

Rate: $0.60 per unit

Payable Date: July 15, 2003

Record Date: June 30, 2003

The Fund, managed by CI Mutual Funds Inc., is a closed-end investment trust listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued in the United States market by Canadian corporations.

THIS IS ONLY AN ESTIMATE BASED ON CURRENT MARKET CONDITIONS AND IS SUBJECT TO CHANGES BASED ON THE ACTUAL FINANCIAL RESULTS FOR THE FUND.

For further information, contact:

David C. Pauli
Executive Vice-President, Fund Operations
CI Mutual Funds Inc.
Tel. No.: (416) 364-1145



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ CANADIAN HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, June 30, 2003 - DDJ Canadian High Yield Fund (the "Fund") announced today its quarterly distribution to unitholders.

Rate: $0.60 per unit

Payable Date: July 15, 2003

Record Date: June 30, 2003

The Fund, managed by CI Mutual Funds Inc., is a closed-end investment trust listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued in the United States market by Canadian corporations.

For further information, contact:

David C. Pauli
Executive Vice-President, Fund Operations
CI Mutual Funds Inc.
Tel. No.: (416) 364-1145

j:\cvb\funds\ddj\distrib\2003\june\ddj0630.dot